Foresters Life Insurance and Annuity Company 40 Wall Street New York, NY 10005	Spouse Term Insurance Rider

Definitions

1.	Company (also we, us, our): Foresters Life Insurance and Annuity Company.
2.	Expiration Date: Coverage under this Rider will expire on the earlier of:
	a)	the end of the Policy’s premium paying period as indicated on the Policy Schedule, or
	b)	the later of age 65 of the Insured Spouse or 20 years from the Issue Date.
3.	Insured: The person named in the Policy Schedule upon whose death the Policy’s Death Benefit Proceeds are paid.
4.	Insured Spouse: The person named in the application by the Owner.
5.	Issue Date: The date on which coverage under the Policy and this Rider takes effect as specified on the Policy Schedule.
6.	Owner: Wherever used in this Rider, “Owner” means the Owner of the Policy to which this Rider is attached.
7.	Policy: The life insurance Policy to which this Rider is attached and a part of.
8.	Rider Benefit Amount: The amount of term life insurance on the Insured Spouse as indicated on the Policy Schedule.

General Provisions

1.	This Rider is a part of the Policy to which it is attached.
2.	Unless otherwise provided, the term life insurance provided for by this Rider is subject to all the provisions of the Policy.
3.	The Effective Date of this Rider is the Issue Date shown on the Policy Schedule.
4.	The premium for this Rider is as shown on the Policy Schedule.

Rider Benefit Amount

The Company will pay the Rider Benefit Amount specified on the Policy Schedule, upon receipt at our Administrative Office of due proof death of the Insured Spouse occurred:
a.	while this Rider was in force;
b.	subject to the Grace Period provision in the Policy, no premium is in default.

Beneficiary

Unless otherwise provided, any benefit paid under this Rider will be paid to the Insured as Beneficiary. If the Insured is no longer alive, the benefit paid will be paid to the Insured’s estate.

Continuation of Insurance

If the Insured dies (including suicide) while this Rider is in force, insurance coverage provided by this Rider will continue as Paid-Up Term Insurance up to the Expiration Date of this Rider, with no further premium payable. Cash Values equal to the net single premium for the insurance amount calculated using the 2001 CSO Sex Distinct Smoker/Non-Smoker Table assuming 4% interest and immediate payment of claims will be available upon surrender of the Paid-Up Term Insurance.

Conversion Benefit

Insurance under this Rider may be converted by the Insured Spouse, without evidence of insurability, to an individual life insurance policy subject to the following conditions and limitations:

1.	The Policy and this Rider must be in force.
2.	No premium on either the Policy or this Rider is in default at the time a conversion is requested.
3.
A written request for conversion along with the first premium due on the new policy is received by our Administrative Office within 60 days after the death of the Insured or within 60 days prior to the earliest of;

	a.	the date this Rider’s premium is scheduled to increase, or
	b.	this Rider’s Expiration Date, or
	c.	the date the Insured Spouse attains age 65.
4.	The minimum amount of insurance to be converted is $25,000.
5.	The maximum amount of insurance to be converted is the Rider Benefit Amount as specified on the Policy Schedule.
6.	The new policy will be any non-participating, permanent plan of life insurance we make available for such purpose.
7.	The premiums for the new policy will those in effect at the time of conversion for the Insured Spouse at their attained age, sex and tobacco status.

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The Issue Date of the new policy will be the date of conversion. The new policy will be issued in our Standard premium class. Additional benefits may be available with the new policy for an additional premium and only with our written consent.

Misstatement of Age or Sex

If the age or sex of the Insured Spouse has been misstated, the term insurance for the Insured Spouse will be that which the amount of premiums paid would have purchased for the correct age and sex.

Termination of Rider

Except as otherwise provided, coverage under this Rider terminates:

1.	On the Expiration Date of this Rider, or
2.	When any premium for this Rider or this Policy is in default beyond the Grace Period; or
3.	When this benefit is converted .as provided here under Conversion Benefit, or
4.	By written request of the Owner to terminate the Rider, accompanied by the Policy and this Rider for endorsement, or
5.	the date the Policy is surrendered or otherwise terminated.

Not Contestable After Two Years

All statements made in the Application for this Policy and for this Rider are representations and not warranties. Statements may be used to contest a claim for benefits under this Rider or the validity of this Rider only if they are material misrepresentations and contained in the Application and a copy of the Application is attached to the Policy when issued.

Except for non-payment of premiums, we will not contest a claim or this Rider’s validity after it has been in force during the lifetime of the Insured Spouse for two years from the Issue Date or date of reinstatement.

Suicide Within Two Years

If the Insured Spouse commits suicide within two years from the Issue Date, the liability of the Company under this Rider will be limited to all premiums paid for this Rider.
Reinstatement

If the Policy is reinstated, this Rider may be reinstated at the same time if the Owner provides us with satisfactory evidence of insurability. Reinstatement will not create a liability due to the death of any person occurring prior to the date of reinstatement.

We will have two years from the effective date of Reinstatement to contest any claims or representations made in the Reinstatement Application. The suicide period will continue to be that period which would have been in effect had no Default occurred.

Payment

Benefits paid due to the death of any Insured Spouse covered under this Rider will be paid to the Beneficiary in a single sum.

Foresters Life Insurance and Annuity Company

Knut Olson,
 President

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